Exhibit 99.44

DHX MEDIA LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Tuesday, September 30, 2014

The special meeting (the “Meeting”) of the holders of Common Shares in the capital of the Company (the “Common Shares”) and Preferred Variable Voting Shares in the capital of the Company (the “PVVS” and, together with the Common Shares, the “Shares”) of DHX Media Ltd. (“DHX” or the “Company”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on September 30, 2014 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To consider and, if deemed appropriate, to adopt a special resolution (the text of which is attached to the Management Information Circular dated September 3, 2014 (the “Circular”) as Appendix “A”), with or without amendments, for the purpose of amending the Articles of the Company in order to create two new classes of shares, the Variable Voting Shares and Common Voting Shares. If the special resolution is adopted, each outstanding Common Share which is:

(a)	not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) will be converted into one Variable Voting Share; and
(b)	owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) will be converted into one Common Voting Share;

and (i) to cancel the unissued Common Shares and (ii) create a new class of Non-Voting Shares that are substantially the same as the Common Voting Shares and Variable Voting Shares other than for voting rights;

2.	To consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Appendix “B”), with or without amendments, to ratify By-law No. 2014-1 to confer on the Board of Directors the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares;

3.	To consider and, if thought advisable, approve, ratify and confirm the unallocated options, rights and other entitlements under the Company’s Stock Option Plan;

4.	To consider and, if thought advisable, approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares which were granted pursuant to the Stock Option Plan to certain employees, officers, directors and consultants of the Company and (ii) the exercise of a total of 365,000 of the Options so granted; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of DHX, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on September 26, 2014, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed August 26, 2014 as the record date for the determination of holders of DHX Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of DHX Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those DHX Shares at the Meeting.

For the purposes of the Meeting, each holder of Common Shares will be entitled to one vote for each Common Share held. If necessary, the PVVS will be voted in accordance with the PVVS Shareholder Agreement.

By order of the board of directors

(signed)	Mark Gosine
Secretary & General Counsel

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ABOUT THIS CIRCULAR

This Management Information Circular (the “Circular”) is being sent by the management of DHX Media Ltd. (“DHX” or the “Company”) to all holders of Common Shares (the “Shareholders”), together with a notice of a special meeting of the Shareholders and documents required to vote at the special meeting (the “Meeting”) of the Shareholders. The Circular’s purpose is:

•	to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	to request that you authorize DHX’s Executive Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

•	to inform you about the business to be conducted at the Meeting; and

•	to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Financial information of DHX is provided in DHX’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed and reported financial year and its most recently completed and reported interim period. Shareholders may contact DHX to request copies of DHX’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, e-mail or oral communication by the directors, officers and employees of DHX and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by DHX and its subsidiaries will be borne by DHX and its subsidiaries.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as tax, financial or legal advice and should consult with their own tax, financial, legal or other professional advisors as to the relevant tax, financial, legal or other matters in connection herewith.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

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DHX MEDIA LTD.

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

September 30, 2014

SOLICITATION OF PROXIES

This Circular and enclosed form of proxy (“Proxy”) are furnished in connection with the solicitation by management of DHX of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of DHX without special compensation. The cost of solicitation will be borne by DHX.

APPOINTMENT OF PROXYHOLDER

The persons specified in the Proxy are officers of DHX. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy, and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:30 a.m. (Toronto time) on September 26, 2014 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

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Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX. Such Common Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101- Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

DHX has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX can expect to receive a scannable VIF from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

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REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of DHX, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX in the Proxy will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES

Common Shares

As at August 26, 2014, DHX had outstanding 119,818,175 Common Shares issued and outstanding.

Preferred Variable Voting Shares (“PVVS”)

As at August 26, 2014, DHX had outstanding 100,000,000 PVVS issued and outstanding.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX enjoying voting rights at such meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting. Each PVVS shall be voted in accordance with the PVVS Shareholder Agreement (defined below).

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Record Date

The Board has fixed August 26, 2014 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. On a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the Directors and officers of DHX, as at the date of this Circular no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the persons and companies listed below, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVVS:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVVS Held	Percentage of Outstanding PVVS
Michael Donovan	100,000,000	100%

The votes attached to the PVVS as a class are automatically adjusted so that they, together with the votes attached to Common Shares that are beneficially controlled by Canadians (as defined in the Investment Canada Act) (as determined based on inquires DHX has made of the holders of Common Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX. The votes attached to the PVVS as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX.

The votes attached to the PVVS as a class is determined based on the level of Canadian ownership of Common Shares ascertained through the monitoring process to be undertaken through DHX’s transfer agent. If no response to these inquiries is received from a particular broker or market intermediary, then the Common Shares or depositary interests held by that broker or market intermediary are deemed to be owned by non-Canadians. The votes attached to the PVVS as a class for any meeting of Shareholders is determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

DHX’s Executive Chairman, Michael Donovan, who has entered into a preferred variable voting shareholders agreement (the “PVVS Shareholders Agreement”) with DHX pursuant to which Mr. Donovan (i) agreed not to transfer PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to DHX the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholders Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Proposed Amendments to Articles

The Meeting has been convened in order for the Shareholders to examine and, should they deem appropriate, adopt the Special Resolution, the text of which is attached hereto at Appendix “A”, authorizing the Company to amend its Articles in accordance with the Canada Business Corporations Act (the “CBCA”).

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Background to the Proposed Amendments to the Company’s Articles

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of an operating licensee that is a corporation may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licensee that is a corporation must be resident Canadians. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level, but the Direction does not allow the licensee to be controlled by non-Canadians as a question of fact, and the level of ownership of non-voting shares and of total equity is relevant to the analysis of control.

Where the holding company is less than 80% Canadian-owned and -controlled, the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. In line with CRTC practice, the Company has established a programming committee within its subsidiary which is the licensee under the Broadcasting Act to insulate its programming decisions from control or influence by the Company, thereby allowing foreign investment in voting shares of the Company to reach the maximum of 33 1/3%.

Currently, the Company monitors the level of non-Canadian ownership of the Common Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC).

Amendment to the Articles

The proposed amendments to the Company’s Articles are intended to allow the Company to continue to qualify as “Canadian” within the meaning of the Direction made under the Broadcasting Act, while providing greater flexibility to allow investment by non-Canadians and increase the ability of the Company to access capital around the world to achieve its growth objectives and future capital needs.

Management has recommended that the Company’s Board of Directors proceed with amending the Articles of the Company to, among other things:

(a)	authorize the Company to issue an unlimited number of Variable Voting Shares, an unlimited number of Common Voting Shares and an unlimited number of Non-Voting Shares;

(b)	convert each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the Direction made under the Broadcasting Act, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment, into one Variable Voting Share and cancel the Common Share;

(c)	convert each issued and outstanding Common Share which is owned and controlled by a Canadian within the meaning of the Direction made under the Broadcasting Act, as constituted at close of market on the day prior to date of amendment stated on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment, into one Common Voting Share and cancel the Common Share; and

(d)	cancel all unissued Common Shares, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the purpose of exercising all rights of subscription, purchase or conversion relating to the Common Shares which are then cancelled.

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A copy of the Special Resolution authorizing the amendment to the Company’s Articles in accordance with the terms and conditions set out below is attached to this Circular as Appendix “A”.

The terms of the Variable Voting Shares, as summarized below, are intended to ensure that the number of votes owned and controlled by non-Canadians is within the limit permitted under the Direction. The Direction also limits the number of voting shares that may be owned and controlled by non-Canadians, without regard to the number of votes that may be exercised in respect of each such share. As a result, the limitation on the number of votes associated with the Variable Voting Shares does not ensure compliance with the limit on the number of voting shares that may be owned and controlled by non-Canadians. However, the PVVS are also voting shares for this purpose, and the Board of Directors intends to monitor the number of Variable Voting Shares outstanding and may take steps to adjust the number of PVVS outstanding from time to time in order to ensure continued compliance with the Direction’s limit on the number of voting shares that may be owned and controlled by non-Canadians.

The Non-Voting Shares are being created to give the Company greater flexibility to raise capital in the future without impacting its status under the Broadcasting Act. The Company has no plans at present to issue any Non-Voting Shares.

Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares, Common Voting Shares and Non-Voting Shares

The summary below describes the rights, privileges, restrictions and conditions attached to the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares. The complete text describing these rights, privileges, restrictions and conditions is included in the Articles of Amendment, a copy of which is attached hereto as Appendix “B”.

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company’s Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares will carry one vote per share held, except where (i) the number votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders’ meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

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The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company shares ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company’s directors at the times and for the amounts that the Company’s Board of Directors may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company’s remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion.

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In such event, the Company’s transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company’s Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians.

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Shareholder Approval and Coming into Force of the Special Resolution

The Company’s Board of Directors adopted a resolution on August 29, 2014, authorizing the submission of the Special Resolution to the shareholders.

In order to come into force, the Special Resolution must be adopted by at least two thirds of the votes cast at the Meeting by all Shareholders who are present or represented by proxy. If the Special Resolution is approved by the Shareholders, the amended Articles will only come into force once the Articles of Amendment are filed with the Director under the CBCA and when, in accordance with the provisions of the CBCA, a Certificate of Amendment is issued in respect of the amendments contemplated by the Special Resolution. Under the Special Resolution, the Company’s directors have the power to revoke the Special Resolution at their discretion before any effect is given thereto by filing the Articles of Amendment with the Director under the CBCA. The Company’s directors may exercise this power if one or many shareholders exercise their right to dissent related to the Special Resolution.

The board of directors recommends that the Shareholders vote “FOR” the approval of the Special Resolution in order to approve the proposed amendments to the Company’s Articles. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Special Resolution in order to approve the proposed amendments to the Company’s Articles.

Right to Dissent

Under the CBCA, Shareholders are entitled to send the Company a written dissent to the Special Resolution. In addition to any other right the holders of Common Shares may have, once the proposed amendments to the Company’s Articles contemplated by this Special Resolution take effect, any Shareholder who follows the CBCA procedures for exercising a right to dissent will be entitled to receive payment from the Company of the fair value of the Common Shares such Shareholder holds with respect to which such Shareholder expressed dissent. This fair value will be determined upon the close of business on the day preceding the adoption of the Special Resolution.

Summary of the Procedure for Exercising the Right to Dissent

The following is a summary of the procedure established in section 190 of the CBCA that Shareholders must follow if they intend to exercise their right to dissent to the Special Resolution and want to request that the Company purchase their Common Shares in exchange for the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted.

Pursuant to Section 190 of the CBCA, a registered Shareholder has a right of dissent with respect to the Special Resolution. To exercise such right, the dissenting Shareholder (“Dissenting Shareholder”) must send the Company a written objection to the Special Resolution. Such written objection must be received by the Company c/o Stewart McKelvey, 900-1959 Upper Water Street, P.O. Box 997, Halifax, Nova Scotia B3J 2X2, Attention: Gavin Stuttard on the business day before the Meeting and the Dissenting Shareholder must otherwise comply with Section 190 of the CBCA. Provided the Special Resolution becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of their shares in respect of which such Dissenting Shareholder dissents in accordance with Section 190 of the CBCA, as modified by the applicable Interim Order. Pursuant to Section 190 of the CBCA, a Shareholder may not exercise the right of dissent in respect of only a portion of their Common Shares and may not vote any Common Shares in favour of the Special Resolution.

The provisions respecting the right of dissent are technical and complex. Failure to strictly comply with any of the requirements set forth in Section 190 of the CBCA may result in the loss of the right of dissent.

Beneficial owners of Common Shares whose shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered Shareholder is entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise dissent rights must make arrangements for the Common Shares beneficially owned by such Dissenting Shareholder to be registered in his or her name prior to the time the written objection to the Special Resolution is required to be received by the Company, or alternatively, make arrangements for the registered holder of his or her Common Shares to dissent on his or her behalf.

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If the Special Resolution is adopted, an application may be made to the Supreme Court of Nova Scotia, or a court having jurisdiction in the province of residence of the Dissenting Shareholder if the Company carries on business in that province (the “Court”), by the Company or by a Dissenting Shareholder, where the Dissenting Shareholder has sent the required written objection, to fix the fair value of the Dissenting Shareholder’s securities. If such an application to the Court is made by the Company or a Dissenting Shareholder, the Company must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board to be the fair value of the Common Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days after the Company is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. If such offer is not made or is not accepted, the Court shall fix the fair value of the Common Shares. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court for the Common Shares in respect of which the Dissenting Shareholder dissented.

A Dissenting Shareholder may make an agreement with the Corporation for the purchase of their Common Shares in the amount of the offer made by the Company (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which the Corporation must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Special Resolution becoming effective by issuance of a Certificate of Amendment, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder’s Common Shares, in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Shareholder’s dissent, or the Company may rescind the Special Resolution if not acted upon, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The Company shall not make a payment to a Dissenting Shareholder under Section 190 if there are reasonable grounds for believing that the Company is or would be, after the payment, unable to pay its liabilities as they become due, or that the realizable value of the assets of the Company would thereby be less than the aggregate of its liabilities. In such event, the Company shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Common Shares, in which case the Dissenting Shareholder may, by written notice to the Company within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the Company shall, subject to the terms of the Special Resolution, be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against the Company to be paid as soon as the Company is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its Shareholders.

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All Common Shares held by Dissenting Shareholders will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to have transferred such Common Shares to the Company for cancellation immediately prior to the issuance of a Certificate of Amendment with respect to the Special Resolution and such Common Shares shall be deemed to no longer be issued and outstanding as of that time, in exchange for such fair value.

The above text is only a summary of the highly technical and complex provisions of the CBCA respecting Dissenting Shareholders. You will find a complete version of these provisions in Appendix “C” of this Circular. Shareholders who would like to exercise their right to dissent should seek the advice of legal advisors, as failure to comply strictly with the CBCA provisions could entail the loss of their right to dissent or ability to avail themselves of their rights thereunder.

Any Dissenting Shareholder who fails to abide by all CBCA requirements for the exercise of the right to dissent risks losing this right under the law. Executing or exercising a proxy does not constitute a written objection for the purposes of the CBCA.

The Board of Directors reserves the right, at its discretion, to refrain from submitting the Special Resolution to Shareholders or not to submit the Articles of Amendment to the Director pursuant to the CBCA, if the number of Dissenting Shareholders is considered too high, or if, for any other reason, the Board deems it is not in the best interests of the Company to follow through on the proposed amendment of its Articles set out in the Special Resolution.

Events Subsequent to the Approval

Should the Shareholders approve the Special Resolution in the manner described above, the Company will file the Articles of Amendment necessary to give effect to the proposed amendments promptly following the Meeting, unless the Board of Directors repeals the Special Resolution prior to filing the Articles of Amendment.

We presently expect that the Articles of Amendment will be filed and the changes will be legally in effect on or about October 1, 2014.

Procedure for distribution of Common Voting Shares and Variable Voting Shares

In order to monitor compliance with the Direction, the Company gathers information regarding the level of non-Canadian ownership of the Common Shares on a regular basis, including in connection with each record date. Upon issuance of Articles of Amendment to effect the share reorganization, Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Common Voting Shares or Variable Voting Shares, as applicable, as of the Effective Date and registered Shareholders will be entered into the register of holders of Common Voting Shares or Variable Voting Shares, as applicable, without further act or formality, based on the information gathered in connection with the record date for the Meeting.

As soon as practicable following the issuance of Articles of Amendment and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to each holder of record of Common Shares (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the Company’s dividend reinvestment plan (the “DRIP”) in respect of Common Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date), at the close of business (Toronto time) on a date to be determined by the Company (the “DRS Record Date”), a Direct Registration System Advice form (“DRS Advice”) which will state the total number of Common Voting Shares or Variable Voting Shares, as applicable, that such Shareholder is entitled to in exchange for his or her Common Shares pursuant to the share reorganization. This DRS Advice will allow Shareholders to hold their newly-exchanged Common Voting Shares or Variable Voting Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership. However, those Shareholders who wish to receive a physical share certificate can make a request to Computershare, by following the instructions that will accompany the DRS Advice.

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Except for (i) any Dissenting Shareholders and (ii) Shareholders who are participants in the DRIP, in respect of Common Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date, the holders of record of Common Shares at the close of business (Toronto time) on the DRS Record Date will be entitled to the DRS Advice which will represent their entitlement to the Common Voting Shares or Variable Voting Shares, as applicable, to be distributed to holders of Common Shares pursuant to the share reorganization. After the close of business (Toronto time) on the DRS Record Date, certificates formerly representing Common Shares (other than Dissenting Shares) shall be cancelled, and considered null and void. Following the DRS Record Date, the certificates representing the Common Shares shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against the Company (other than a claim by Dissenting Shareholders to be paid the fair value of Dissenting Shares. See Right to Dissent and Summary of the Procedure for Exercising the Right to Dissent, above). Holders of record who wish to transfer their Common Shares after the Effective Time but prior to receipt of their DRS Advice should contact Computershare for details concerning the steps involved in effecting such a transfer.

Common Voting Shares issued pursuant to the share reorganization to Shareholders who are participants in the DRIP on the DRS Record Date for Common Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date, will be reflected in the first quarterly statement sent by Computershare Investor Services Inc., the plan agent, to such participants pursuant to the DRIP.

Dissenting Shareholders who ultimately are not entitled to be paid the fair value of their Common Shares will be entitled to receive Common Voting Shares or Variable Voting Shares, as the case may be, under the share reorganization, and a DRS Advice will be issued in respect of such shares at such time.

Trading in Variable Voting Shares and Common Voting Shares

Assuming the Articles of Amendment are filed on October 1, 2014, it is expected the Variable Voting Shares and Common Voting Shares will commence trading after the opening of business on or about October 3, 2014.

Canadian Securities Legislation Considerations

Distribution and Resale of Variable Voting Shares and Common Voting Shares

Subject to the explanation below, the exchange of Variable Voting Shares and Common Voting Shares with holders of Common Shares pursuant to the amendment of the Company’s Articles, will be exempt from prospectus requirements under Canadian securities legislation.

Subject to certain disclosure and other regulatory requirements, as well as the usual restrictions on the distribution of shares from “control blocks”, the Variable Voting Shares and Common Voting Shares issued in the context of the amendments to the Company’s Articles can be resold in all Canadian provinces without restrictions, subject however to restrictions set out in the Company’s Articles as well as to usual conditions which stipulate that no unusual effort or, in certain circumstances, no effort was made to prepare the market or create the demand for the securities and no commission or unusual consideration is granted with respect to the sale.

Early Warning Reports and Take-over Bids

Under Canadian securities legislation, a person whose interest in any class of a reporting issuer’s voting shares reaches or exceeds 10% must issue and file with the Canadian securities authorities a press release and report containing the information prescribed by regulation, unless the control was acquired by means of a take-over carried out in accordance with the procedure prescribed by Canadian securities legislation. Similarly, obligations under Canadian securities legislation in connection with take-over bids and the requirement to make a formal take-over bid apply to a person whose interest in any class of a reporting issuer’s voting shares exceeds 20%. These requirement for a shareholder to comply with “early warning” reporting and take-over bid requirements is based on ownership percentage of a class of securities, and not on the voting rights attached to all voting securities, as is the case for insider reporting. The Company intends to apply to the Canadian securities authorities for discretionary exemptive relief to allow holders of Common Voting Shares and Variable Voting Shares to treat the Common Voting Shares and Variable Voting Shares as a single class when applying these thresholds. While similar exemptive relief has been granted to other issuers with similar voting shares, the granting of such relief is within the discretion of the Canadian securities authorities and there can be no assurance that such relief will be granted in respect of the Common Voting Shares and Variable Voting Shares.

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If the Special Resolution is approved by the Shareholders and not repealed by the Board of Directors, the issued and outstanding Common Shares will be converted into Common Voting Shares or Variable Voting Shares, depending on whether the Common Shares are owned and controlled by Canadians or not. As at May 30, 2014, 119,767,418 Common Shares were issued and outstanding, of which, to the best of the Company’s knowledge, 103,140,807 (86.12%) were owned and controlled by Canadians, and 16,626,611 (13.88%) were or were deemed to be owned or controlled by non-Canadians. As at August 26, 2014, 119,818,175 Common Shares were issued and outstanding, and the Company is in the process of gathering information as to the number of Common Shares owned and controlled by Canadians and the number of Common Shares owned or controlled by non-Canadians as at such date.

Canadian Federal Income Tax Considerations

In the opinion of the Company’s counsel, Stewart McKelvey, the following is an adequate summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), R.S.C. (1985) c. 1 (5th Supp) (the “Tax Act”) concerning the amendment to the Company’s share capital, the conversion of the Common Shares into Variable Voting Shares or Common Voting Shares, and the subsequent holding and disposition of these shares generally applicable to holders who, at all relevant times, hold Common Shares and will hold Variable Voting Shares or Common Voting Shares as capital property, deal at arm’s length with the Company and are not affiliated persons with the Company within the meaning of the Tax Act (a “Holder”)

The shares of the Company’s share capital will generally constitute capital property to a Holder, provided that the Holder does not hold such shares in the course of carrying on a business or has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who are Canadian residents within the meaning of the Tax Act and whose shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder treated as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act. Holders who do not hold their shares as capital property should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations adopted pursuant thereto (the “Regulation”) and on the Company’s counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “Tax Practices”) publicly released as of the date hereof. This summary also takes into account specific proposals to amend the Tax Act and the Regulation publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all.

This summary, with the exception of the Tax Proposals, does not take into account or anticipate any changes in the law or Tax Practices, whether by legislative, regulatory, administrative or judicial means. This summary does not take into account Canadian provincial, territorial or foreign tax considerations, which may differ significantly from those set out herein. There can be no assurance that the Canada Revenue Agency will not change its administrative policies and assessing practices.

This summary is not applicable to a shareholder (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment” or (iv) that has elected to determine its Canadian tax results in accordance with the “functional currency” rules, as each of those terms is defined in the Tax Act. Such shareholders should consult their own tax advisors.

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This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax or legal advice to any particular holder. Changes in the law or Tax Practices or future court decisions may affect your tax treatment. Accordingly, Holders should consult their own tax advisors with respect to their own particular circumstances, including the application and considerations of income tax legislation and other tax legislation of a country, province, territory, state or local tax authority.

Holders Resident in Canada

The following portion of this summary applies to Holders who, at all relevant times, are resident or deemed to be resident in Canada for the purposes of the Tax Act (a “Canadian Holder”).

Conversion of Existing Common Shares

A Canadian Holder whose Common Shares are converted into Common Voting Shares will not realize a capital gain or capital loss as a result of the conversion. The Canadian Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Common Shares that he owned immediately prior to the conversion, and to have acquired the Common Voting Shares received upon conversion at a cost equal to such adjusted cost base. The adjusted cost base to a Canadian Holder of a Common Voting Share acquired subsequent to the conversion will be established by averaging the cost of any such Common Voting Share with the adjusted cost base of all other Common Voting Shares held immediately prior to such acquisition by the Canadian Holder as capital property.

Taxation of Dividends on Common Voting Shares

A Canadian Holder will be required to include in the calculation of income for a given taxation year any dividends received or deemed to be received on Common Voting Shares. In the case of Canadian Holders who are individuals (with the exception of certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of Canadian Holders that are corporations, an amount equal to the dividend received shall be included in the calculation of their income, and will usually be deductible in the calculation of their taxable income. Taxable dividends received by a holder of Common Voting Shares who is an individual (including certain trusts) may result in such holder being liable for alternative minimum tax under the Tax Act. Holders of Common Voting Shares to whom these rules may be relevant should consult their own tax advisors in this regard.

Canadian Holders that are “private corporations” or “subject corporations” within the meaning of the Tax Act, will generally be liable to pay a refundable tax at the rate of 33 1/3 % under Part IV of the Tax Act on dividends received or deemed to be received on Common Voting Shares, to the extent that such dividends are deductible in the calculation of their taxable income.

Disposition of Common Voting Shares – Taxation of Capital Gains and Capital Losses

Upon the disposition or deemed disposition of Common Voting Shares other than to the Company, a Canadian Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of such shares for the Canadian Holder.

In general, a Canadian Holder is required to include one-half of the amount of any capital gain (a “Taxable Capital Gain”) realized, in the calculation of the Canadian Holder’s income in a taxation year, and must deduct one-half of the amount of any capital loss (an “Allowable Capital Loss”) realized in a taxation year against Taxable Capital Gains of that year, subject to and in accordance with the rules provided in the Tax Act. In accordance with the detailed rules of the Tax Act, the amount by which the Allowable Capital Losses exceed the Taxable Capital Gains of a given year may generally be carried back and deducted from the net Taxable Capital Gain realized over the three preceding taxation years, or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such year, to the extent and under the circumstances described in the Tax Act. A Taxable Capital Gain realized by a Canadian Holder who is an individual or a trust (with the exception of certain defined trusts) may also give rise to alternative minimum tax. Canadian Holders should consult their own tax advisors as regards the provisions of the Tax Act relating to alternative minimum tax.

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The amount of any capital loss realized on the disposition of the Common Voting Shares by a Canadian Holder that is a corporation may be reduced by the amount of any dividends previously received or deemed to have been received by that Canadian Holder on Common Voting Shares or Common Shares, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Voting Shares or Common Shares, directly or indirectly, through a partnership or trust.

A Canadian Holder that is a “Canadian-controlled private corporation” within the meaning of the Tax Act is subject to an additional 6 2/3% refundable tax on certain investment income, including Taxable Capital Gains.

Right to Dissent

A Canadian Holder who exercises his right to dissent will be deemed to have received a taxable dividend equal to the amount by which any amount paid by the Company for its Common Shares exceeds the paid-up capital on such shares immediately prior to that time. For a Holder other than a corporation, this taxable dividend will be subject to the tax rules that apply to any other taxable dividends. For a holder that is a corporation, this taxable dividend may be subject to the tax rules that apply to any other taxable dividends or may result in the realization of a capital gain in accordance with the detailed rules of the Tax Act. A holder considering exercising his right to dissent should consult his own tax advisor concerning the resulting tax consequences.

Eligibility for Investment

Upon their date of issue, the Common Voting Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act, and will not constitute foreign property within the meaning and for the purposes of the Tax Act.

Automatic Conversion of Common Voting Shares into Variable Voting Shares

The automatic conversion of one Common Voting Share into one Variable Voting Share provided for in the Articles will be deemed not to constitute either a disposition of the Common Voting Share or an acquisition of the Variable Voting Share for the purposes of the Tax Act. The cost of the Variable Voting Shares to the Canadian Holder upon conversion of the Common Voting Shares will be deemed to be equal to the total adjusted cost base to the Canadian Holder of the Common Voting Shares immediately prior to the conversion.

Non-Resident Holders

The following portion of this summary applies to a holder who, at all relevant times for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (a “Non-Resident Holder”). Furthermore, this section does not apply to a Non-Resident Holder who uses or holds Common Shares in the course of carrying on a business in Canada, or to an insurer or an authorized foreign bank that carries on an insurance business or banking business in Canada and abroad.

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Conversion of Common Shares

A Non-Resident Holder whose Common Shares are converted into Variable Voting Shares will not realize a capital gain or a capital loss as a result of the conversion. The Non-Resident Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the adjusted cost base of the Common Shares immediately prior to the conversion, and to have acquired the Variable Voting Shares received upon conversion at a cost equal to such adjusted cost base. The adjusted cost base to a Non-Resident Holder of a Variable Voting Share acquired subsequent to the conversion will be established by averaging the cost of any such Variable Voting Shares with the adjusted cost base of all other Variable Voting Shares held immediately prior to such acquisition by the Non-Resident Holder as capital property.

Taxation of Dividends on Variable Voting Shares

Dividends paid or deemed to be paid by the Company to a Non-Resident Holder on Variable Voting Shares will be subject to Canadian withholding tax of 25%. This withholding tax may, however, be reduced under an applicable income tax treaty or convention.

Disposition of Variable Voting Shares – Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act on any Taxable Capital Gain (and will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada to offset any Taxable Capital Gain) realized on a disposition of Variable Voting Shares unless the Variable Voting Shares constitute “taxable Canadian property” within the meaning of the Tax Act at the time of their disposition, and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Provided they are listed on a prescribed stock exchange (which includes the TSX) at the time of the disposition, the Variable Voting Shares will not generally constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class of the Company’s share capital.

In the event that a Variable Voting Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, any Taxable Capital Gain (or any Allowable Capital Loss) realized by the Non-Resident Holder upon the disposition of the Variable Voting Share may be exempt from tax under the Tax Act (or may be refused to offset Taxable Capital Gain in calculating taxable income earned in Canada) pursuant to an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that a Variable Voting Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, and that any Taxable Capital Gain (or Allowable Capital Loss) realized by a Non-Resident Holder upon the disposition of such share is not exempt from tax under the Tax Act (or may be used to offset any Taxable Capital Gain in computing taxable income earned in Canada) pursuant to an applicable income tax treaty or convention, then the tax consequences described above in the first two paragraphs under the heading “Holders Resident in Canada – Disposition of Common Voting Shares – Taxation of Capital Gains and Capital Losses” will generally apply.

Provided that the Variable Voting Shares are listed on a stock exchange prescribed by Regulation, a Non-Resident Holder will not be subject to the requirements of section 116 of the Tax Act to obtain a clearance certificate in respect of a disposition or deemed disposition of Variable Voting Shares. Consequently, no amount will be required to be withheld and remitted by a purchaser from the proceeds of the Variable Voting Shares in compliance with the provisions of the Tax Act.

Right to Dissent

A Non-Resident Holder who exercises his right to dissent will be deemed to have received a taxable dividend equal to the amount by which any amount paid by the Company for its Common Shares exceeds the paid-up capital on such shares immediately prior to that time. This taxable dividend will be subject to the tax rules that apply to any other taxable dividend described above under the heading “Non-Resident Holders – Taxation of Dividends on Variable Voting Shares.”

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Automatic Conversion of Variable Voting Shares into Common Voting Shares

The same tax treatment applies as that described earlier under the heading “Holders Resident in Canada – Automatic Conversion of Common Voting Shares into Variable Voting Shares” on the automatic conversion of one Variable Voting Share into one Common Voting Share as provided for in the Articles.

2.	Proposed adoption/ ratification of By-law No. 2014-1

The Company’s Board of Directors is authorized to adopt administrative by-laws in order to apply the restrictions on the issue, transfer, ownership, control and voting of the Company’s shares. The Company’s Board of Directors adopted By-law No. 2014-1 which confers upon it the powers to implement and apply certain restrictions on the issue, transfer, ownership, voting and control of the Company’s shares. If the Special Resolution is adopted, the Shareholders will be invited to consider and, if deemed appropriate, confirm By-law No. 2014-1. A version of By-law No. 2014-1 can be found at Appendix “C” of this Circular.

The Board of Directors recommends ratifying the proposed By-law No. 2014-1 which will allow the Company to implement the mechanisms and procedures linked to the ownership of its shares in order for the Company to maintain its Canadian Status under the Broadcasting Act, which mechanisms may include a requirement that Shareholders, including beneficial Shareholders, provide a written declaration as to their status as a Canadian or non-Canadian, among other information, from time to time and as a condition to having a transfer of Common Voting Shares or Variable Voting Shares registered.

Approval by the Shareholders and the Coming into Force of the Resolution Concerning By-law No. 2014-1

Pursuant to a resolution adopted on August 29, 2014, the Board of Directors authorized the adoption and submission of the Resolution Concerning By-law No. 2014-1 to the Shareholders.

In order for it to come into force, the Resolution Concerning By-law No. 2014-1 must be adopted by at least the majority of the votes exercised by Shareholders, either in person or by proxy, at the Meeting. If the Resolution Concerning By-law No. 2014-1 is approved by the Shareholders, By-law No. 2014-1 will only come into force concurrent with the amendments to the Articles, as proposed by the Special Resolution. If the Special Resolution is not approved by the Shareholders, the Resolution Concerning By-law No. 2014-1 will be withdrawn from consideration by Shareholders.

The board of directors recommends that the Shareholders vote “FOR” the Resolution Concerning By-law No. 2014-1 in order to confirm the Company’s By-law No. 2014-1. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Resolution Concerning By-law No. 2014-1 in order to confirm the Company’s By-law No. 2014-1.

3.	Stock Option Plan

In 2006, the Company’s Shareholders approved the adoption of the stock option plan (the “Stock Option Plan”) and in 2009 approved amendments to such plan. Pursuant to the TSX rules on security based compensation arrangements (the “TSX Rules”), because the Stock Option Plan is a rolling plan pursuant to which the number of Common Shares of the Company subject to the Stock Option Plan is maintained at 9% of the total number of Common Shares of the Company issued and outstanding from time to time, the unallocated options, rights and other entitlements under the Stock Option Plan must be approved by the Company’s Shareholders every three years.

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Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, ratify and confirm the unallocated options, rights and other entitlements under the Stock Option Plan, a copy of which is attached hereto at Appendix “D”. The Company will subsequently be required to seek the approval of its Shareholders no later than September 30, 2017 with respect to the unallocated options, rights and other entitlements in existence under the Stock Option Plan at that time.

Pursuant to the policies of the TSX, the resolution to approve, ratify and confirm the unallocated options, rights and other entitlements under the Stock Option Plan must be approved by a majority of the votes cast by Shareholders, in person or by proxy, the Meeting.

As of the date of this Circular, there are presently options to purchase 6,008,750 Common Shares under the Stock Option Plan representing 5.01% of DHX’s issued and outstanding Common Shares. For further details on the terms of the Stock Option Plan, please see “Executive Compensation –Stock Option Plan” below.

The board of directors recommends that the Shareholders vote “FOR” the approval, ratification and confirmation of the unallocated options, rights and other entitlements under the Stock Option Plan, the full text of which is attached to this Circular as Appendix “G”. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval, ratification and confirmation of the unallocated options, rights and other entitlements under the Stock Option Plan.

4.	DHX Options

The Stock Option Plan was last approved by the Shareholders on February 13, 2009. In accordance with the TSX Rules, the unallocated options, rights and other entitlements under the Stock Option Plan should have been approved by Shareholders on or before February 13, 2012 in order for the Company to continue granting Options pursuant to its Stock Option Plan. Due to an oversight, the Company did not seek and obtain Shareholder approval of all the unallocated options, rights and other entitlements under Stock Option Plan at its Shareholder’s meeting held on or before February 13, 2012. Consequently, under the TSX Rules, any options granted on or after February 13, 2012 are subject to the approval of the TSX and the Shareholders, and no such options may be exercised prior to receipt of these approvals.

Between February 13, 2012 and September 3, 2014, the board of directors granted, subject to the approval of the TSX and Shareholders of the Company, Options exercisable to acquire 5,310,000 Common Shares to certain employees, officers, directors and consultants of the Company. These Options are subject to the terms of the Stock Option Plan and may not be exercised prior to receipt of TSX and Shareholder approval. However, the Company acknowledges that, notwithstanding the oversight that resulted in not obtaining Shareholder approval of all the unallocated options, rights and other entitlements under Stock Option Plan at its Shareholder’s meeting held on or before February 13, 2012, it permitted the exercise of a total of 365,000 Options granted between February 13, 2012 and September 3, 2014, prior to the Company obtaining TSX and Shareholder’s approval. The following table sets forth the details of such Option grants and further details the exercise of any such Options.

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Category of
Optionholder	Issue date	# of Options		Exercise price	Expiry date

Officers & Directors
	24-May-12	200,000		$0.92	23-May-17
	4-Oct-12	500,000		$1.63	3-Oct-17
	22-Nov-12	840,000	(1)	$1.81	21-Nov-17
	21-Nov-13	650,000		$4.07	20-Nov-18
	6-Aug-14	1,175,000		$7.13	5-Aug-19
Employees

	22-Nov-12	650,000	(2)	$1.81	21-Nov-17
	19-Feb-13	250,000		$2.15	18-Feb-18
	26-Sep-13	100,000		$3.31	25-Sep-18
	21-Nov-13	325,000		$4.07	20-Nov-18
	6-Aug-14	200,000		$7.13	5-Aug-19
Consultants

	22-Nov-12	150,000	(3)	$1.81	21-Nov-17
	26-Sep-13	250,000		$3.31	25-Sep-18
	21-Nov-13	20,000		$4.07	20-Nov-18

(1)	15,000 of these Options were exercised on February 13, 2014.
(2)	200,000 of these Options were exercised on July 26, 2013.
(3)	150,000 of these Options were exercised on January 3, 2014.

The resolution to approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares and (ii) the exercise of a total of 365,000 of such Options (as noted in the table above) must be approved by a majority of the votes cast by the Shareholders, in person or by proxy, at the Meeting.

The board of directors recommends Shareholders vote “FOR” the resolution to approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares which were granted pursuant to the Stock Option Plan to certain employees, officers, directors and consultants of DHX between February 13, 2012 and September 3, 2014 and (ii) the prior exercise of a total of 365,000 of such Options so granted, the full text of which is attached to this Circular as Appendix “H”. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval, ratification and confirmation of the grant of DHX Options exercisable to acquire 5,310,000 Common Shares and the prior exercise of a total of 365,000 of such Options so granted.

5.	Other Matters

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

The Company’s executive compensation program is administered by the Human Resources and Compensation Committee of the Board of Directors (the “Compensation Committee”). Recommendations are made by the Compensation Committee to the full board for its approval. The Compensation Committee has, as part of its Charter, responsibility for the remuneration of the Chief Executive Officer of the Company. The Compensation Committee also evaluates and approves recommendations of the Company’s Chief Executive Officer for the remuneration of other senior officers of the Company, including the Company’s named executive officers (determined in accordance with applicable rules), being those individuals holding the position of Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of the Company whose annual compensation for the fiscal year ended June 30, 2014 exceeded $150,000 (“Named Executive Officers”). The Compensation Committee is composed entirely of independent directors.

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Compensation Committee

The primary function of the Compensation Committee is to determine and make recommendations with respect to all forms of compensation granted to the Chief Executive Officer of the Company and reviewing the Chief Executive Officer’s recommendations respecting compensation of other senior officers of the Company.

The Compensation Committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Company’s board of directors regarding the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The Compensation Committee also oversees and administers the Company’s employee compensation and benefits plans. The Compensation Committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The Compensation Committee is chaired by Rob Sobey and currently composed of Sir Graham Day, Donald Wright, and J. William Ritchie.

Objectives of the Compensation Program

The Company’s compensation program is designed to encourage behaviour and performance among the Company’s key employees, including its Named Executive Officers, which the Compensation Committee believes is in the best interest of the Shareholders. The Company attempts to keep compensation consistent with the Company’s strategic business and financial objectives and competitive within the entertainment industry and the local market while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

Unless otherwise stated, a Named Executive Officer’s compensation is comprised of base salary compensation, performance based annual bonus awards, and option based awards. Each of these elements are discussed below.

In addition the Named Executive Officers are entitled participate in other group benefits plans, such as health and dental insurance, which are available to all employees of the Company and which are comparable to those offered by industry peers.

In 2007, shareholders approved the adoption of the Employee Share Purchase Plan to encourage employees, including Named Executive Officers, to accumulate savings through the ownership of common shares. Additional details concerning the Employee Share Purchase Plan can be found under “Employee Share Purchase Plan” below.

Base Salary

Overall remuneration for each Named Executive Officer is determined having regard to individual measures such as the officer’s current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers such factors as current competitive market conditions, and comparable compensation levels within and outside the organization. When reviewing base salaries, the Compensation Committee considers equitable factors, such as desire to maintain a similar level of compensation for a particular officer group, their respective function, as well as length of service and salaries offered by other companies.

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Performance Based Compensation

Historically, annual incentive bonuses have been awarded to Named Executive Officers based on multiple performance criteria, including evaluations of personal job performance and performance measured against objective business criteria, and in some cases subject to limits specified in the Named Executive Officer’s employment agreements. For the year ended June 30, 2013, the bonuses of the CEO, CFO, Executive Chair and President and COO were based on achieving 130% of targeted EBITDA, as well as individual targets and successful negotiation of a major acquisition. Based on these factors, among others, the Compensation Committee set the CEO, CFO, Executive Chair and President and COO’s bonuses at $200,000, $182,000, $100,000 and $163,000 respectively. Peter Byrne, the CEO and Group Managing Director of Copyright Promotions Group Limited (“CPLG”) (a subsidiary company of DHX) was paid a bonus of $138,982 on May 1, 2014 in accordance with his employment contract. See “Employment Contracts” below. The Compensation Committee has not yet completed its review of performance of the Named Executive Officers for the financial year ended June 30, 2014, but will do so in accordance with applicable law and past practices. Additional details concerning performance based compensation of the Named Executive Officers will be disclosed in the materials circulated in advance of the Company’s annual meeting for the financial year ended June 30, 2014.

Option Based Awards

The amount of option based awards given to Named Executive Officers in any given year, and any conditions imposed thereon, are designed to encourage the continued long term strategic planning on the part of the Named Executive Officers, to retain their services in subsequent years and to relate long term compensation to long term shareholder value. The Company’s view is that in appropriate circumstances, option based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the Named Executive Officers that generally provide for option awards to be determined in the discretion of the Compensation Committee.

Determining Compensation and Executive Compensation-Related Fees

In determining the remuneration, including salaries, bonuses and other compensation, of executives in respect of a fiscal year, the Compensation Committee of the Company takes into account the overall financial performance of the Company as well as the specific performance of each executive in his or her functions. In making its determination, no particular weight is given to one factor in relation to another. Based on a review of all such relevant factors, the Compensation Committee of the Company makes a determination as to the appropriate remuneration for each of the executives.

The Company’s current compensation policy for its executive officers, including the Named Executives Officers, is intended to provide competitive rates of compensation that reflect the individual’s performance and responsibilities. Incentive plans are provided to supplement base salary to various management levels in the Company based on the financial performance of the Company. The decision to award discretionary bonuses and/or to grant stock options under the Stock Option Plan is tied to the particular meritorious performance of the individual in question. The Chief Executive Officer makes recommendations to the Compensation Committee regarding the total remuneration and stock option grants for each of the Company’s officers, other than for himself. The Compensation Committee then reviews and submits its recommendations to the Board for consideration. Based on the recommendations of the Compensation Committee, the Board approves the remuneration and stock option grants.

The compensation of the Chief Executive Officer of the Company is determined by the Compensation Committee in accordance with the same criteria upon which the compensation of all other executive officers is based and subsequently submitted to the Board for approval. His compensation is viewed as being commensurate with his contribution to the Company and his responsibilities.

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The Compensation Committee believes that the criteria behind the Company’s compensation decisions are appropriate and effective to make overall compensation levels competitive to attract and retain quality employees but not excessive or out of step with market realities.

During the most recently completed financial year on or about May 8, 2014, the Company engaged Hugessen Consulting Inc. (“Hugessen”) to provide advice on the competitiveness and effectiveness of the Company’s compensation programs for the senior executives and managers of the Company. As of the date of this Circular the Company has paid Hugessen $22,301.55 in consideration for services rendered with respect to the foregoing mandate.

Compensation Related Risks

In reviewing the compensation of DHX’s Named Executive Officers and exercising its discretion in setting base salaries and performance targets, and making annual bonus and share option grant decisions, the Compensation Committee considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX and its shareholders.

The Compensation Committee believes that a number of its compensation practices mitigate the risk of misaligned incentives for its Named Executive Officers, including:

•	Base salaries are determined with reference to DHX’s industry peers.
•	In assessing performance for the purposes of annual bonus awards, the Compensation Committee refers to a variety of company-wide and individual performance measures targets to ensure that individual performance that is not reflected in the Company’s overall performance is not excessively rewarded.
•	Annual bonus awards are generally capped and are not excessive relative to base salaries.
•	The compensation programs include a significant discretionary component allowing the Compensation Committee to address compensation that does not otherwise reflect Company performance.
•	Share option awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods, providing a long term incentive to maximize share performance.
•	Employee share ownership is encouraged through DHX’s Employee Share Purchase Plan.

As a result of its review of DHX’s executive compensation, the Compensation Committee has concluded that there are no identified risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX.

Performance Graph

The following graph compares for each of the last five fiscal years ended June 30, the yearly percentage change in the cumulative total shareholder return on the Common Shares with the S&P/TSX Composite Index (the “S&P/TSX Index”). The performance of the Common Shares, as set out in the graph is based upon historical data and is not indicative of, nor intended to forecast, future performance of the Common Shares.

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The chart below provides information with respect to the value of $100 invested on June 30, 2009, in Common Shares as well as in the S&P/TSX Index, assuming dividend reinvestment when applicable:

	June 30
	2009	2010	2011	2012	2013	2014
DHX Media Ltd.	100.00	103.80	113.92	140.51	404.43	857.09
S&P/TSX Composite	100.00	108.86	128.20	111.78	116.91	145.99

The above graph and table demonstrate a general increase, with improved performance of the Common Shares for fiscal 2013 and 2014. (DHX’s Common Shares increased 188% and 112% compared with a 5% and 25%, respectively, for the S&P/TSX Index.) DHX’s Common Shares outperformed the S&P/TSX Index composite by a factor of 6 to 1 for the stated time period. This strong performance in the Common Shares since 2012 is generally reflected in an increased total compensation the Named Executive Officers year over year, which is further described in the “Summary Compensation Table” section immediately below.

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Summary Compensation Table

The following table sets forth information regarding compensation of the Company’s Named Executive Officers as of June 30, 2014:

Annual Compensation

				Share			Annual
	Fiscal			Based	Option Based		Incentive		All Other		Total
Name and Principal	Year	Salary		Awards	Awards(5)		Plans		Compensation(1)		Compensation
Position	Ended	($)		($)	($)		($)		($)		($)
Michael Donovan	2014	$425,000		Nil	Nil		TBD	(1)	Nil		TBD	(1)
Chief Executive	2013	$397,740		Nil	Nil		$200,000		Nil		$597,740
Officer	2012	$325,000		Nil	Nil		$95,000		Nil		$420,000

Dana Landry	2014	$325,000		Nil	Nil		TBD	(1)	$30,000	(2)(a)	TBD	(1)
Chief Financial	2013	$325,000		Nil	$332,259		$182,000		Nil		$839,259
Officer	2012	$325,000		Nil	Nil		$70,000		$31,667	(2)(a)	$426,667

Michael Hirsh	2014	$325,000		Nil	Nil		TBD	(1)	Nil		TBD	(1)
Executive Chair	2013	$223,493	(3)	Nil	$184,475		$100,000		Nil		$507,968
	2012	Nil		Nil	Nil		Nil		Nil		Nil

Steven DeNure	2014	$325,000		Nil	$385,000	(4)	TBD	(1)	Nil		TBD	(1)
President and	2013	$325,000		Nil	Nil		$163,000		Nil		$488,000
Chief Operating	2012	$325,000		Nil	$79,480		$70,000		Nil		$474,480
Officer

Peter Byrne	2014	$348,740	(6)	Nil	Nil		TBD	(1)	Nil		TBD	(1)
CEO and Group	2013	$131,258	(6)	Nil	$63,000		$138,982		Nil		$333,240
Managing Director	2012	N/A		N/A	N/A		N/A		N/A		N/A
of CPLG

(1)	As noted above, the Company has not yet held its annual meeting for the year ended June 30, 2014. Additional details concerning the annual compensation of the Named Executive Officers will be disclosed in the materials circulated in advance of the annual meeting for the year ended June 30, 2014.

(2)	The values in this column include all other compensation not reported in any other column of the table for each of the Named Executive Officers and includes the following:

(a)	Pursuant to Mr. Landry’s three year employment contract dated September 1, 2009, the Company recorded $31,667 in 2012, $Nil in 2013 and $30,000 in fiscal year ended 2014, as non-cash compensation expense related to share purchase financing loan forgiveness.

(3)	Michael Hirsh joined the Company on October 22, 2012 at the annual salary of $325,000. For more information see “Employment Contracts” below.

(4)	In connection with the renewal of his employment agreement, on November 21, 2013 Mr. DeNure was granted 250,000 Options fair valued at 385,000. See note (5) below for assumptions used in calculating fair value. For more information see “Employment Contracts” below.

(5)	Options vest at various times and expire 5 years from the date of issuance. Value shown is based on the grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black Scholes and Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles (“GAAP”) (See assumptions below):

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	Year Ended	Year Ended
	June 30, 2013	June 30, 2014
Weighted Average Fair value per option granted	$0.85	$1.47
Assumptions:
Weighted Average Risk-free interest rate	1.30%	1.61%
Weighted Average Expected dividend yield	0.13%	1.16%
Weighted Average Expected volatility	61%	52%
Weighted Average Expected life	4 years	4 years

(6)         Mr. Byrne is paid his salary and bonus, if any, in GBP. The conversion of Mr. Byrne’s salary from GBP to CAD was calculated using the Bank of Canada average noon exchange rate for the applicable period. The conversion of Mr. Byrne’s bonus for the financial year ended 2013 from GBP to CAD was calculated using the noon rate on the date of payment.

(7)         On July 31, 2014 Mr. Donovan resigned as CEO of the Company and Mr. Landry was appointed as CEO in his place. Mr. Donovan was appointed Executive Chairman and Mr. Hirsh was appointed Vice-Chairman, which was disclosed by press release on such date. The positions held and identified in the summary compensation table above for each Named Executive Officer reflect the position held by the applicable Named Executive Officer as of the completion of the most recently completed financial year of the Company on June 30, 2014.

Option-based Awards and Share-based Awards

The following table sets forth information regarding all option-based awards outstanding as at June 30, 2014 for each Named Executive Officer.

Option-based Awards

					Number of
	Number of				Shares or
	Securities			Value of	Units of
	Underlying			Unexercised in	Shares that
	Unexercised	Option		the Money	have not
	Options	Exercise Price	Option Expiration	Options	Vested
Name	(#)	($)	Date	($)	(#)

Michael Donovan	Nil	Nil	Nil	Nil	Nil

Dana Landry	500,000	$1.63	October 3, 2017	$2,540,000	312,500

Michael Hirsh	250,000	$1.81	November 21, 2017	$1,225,000	187,500

	200,000	$0.92	May 23, 2017	$1,158,000	Nil
Steven DeNure	250,000	$4.07	November 10, 2018	$660,000	250,000

Peter Byrne	50,000	$2.15	February 18, 2018	$228,000	37,500

During the fiscal year ended June 30, 2014, Steven DeNure exercised 300,000 Options on December 2, 2013, 15,000 on December 19, 2013 and 45,000 on January 10, 2014 and Dana Landry exercised 95,000 Options on July 8, 2013 and 55,000 on February 27, 2014.

The Company has not granted any share-based awards to any Named Executive Officers for the year ended June 30, 2014.

Incentive Plan Awards Table

The following table sets forth for each Named Executive Officer the value vested or earned during the year ended June 30, 2014:

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Incentive Plan Awards

	Option-Based Awards	Share Based Awards –	Non-Equity Incentive Plan
	Value Vested during the	Value Vested during the	Compensation – Value Earned
Name and Principal	Year	Year	during the Year
Position	($)	($)	($)
Michael Donovan	Nil	Nil	Nil
Dana Landry	$251,250	Nil	Nil
Michael Hirsh	$146,250	Nil	Nil
Steven DeNure	$434,000	Nil	Nil
Peter Byrne	$32,500	Nil	Nil

Pension Plan Benefits

There are no arrangements that provide for any form of pension plan benefits to Named Executive Officers.

Termination and Change of Control Benefits

A discussion of Termination and Change of Control benefits may be found under Employment Contracts below.

Compensation of Directors

The following table sets forth for the year ended June 30, 2014 information concerning the compensation paid to the Company’s directors other than directors who are also Named Executive Officers:

Compensation of Directors

	Fees Earned	Option Based Awards	Other Compensation		Total
Director	($)	($)	($)		($)
Sir Graham Day	59,000	154,000	66,000	(1)	213,000
J. William Ritchie	39,000	154,000	Nil		193,000
Rob Sobey	48,500	154,000	Nil		202,500
Donald Wright	54,500	154,000	106,000	(1)	314,500

(1)	Sir Graham Day was compensated $66,000 and Donald Wright was indirectly compensated $106,000, each for consulting services rendered in connection with the Company’s acquisition of the Family Channel business.

All non-executive directors are paid an annual stipend of $25,000 and attendance fees of $1,000 per meeting, whether attendance is in person or via teleconference. The “lead” director is paid an annual stipend of $35,000 and attendance fees of $1,000 per meeting. A non-executive director who acts as chair of any of the audit, compensation or governance committees will be paid an additional stipend of $12,500. All executive directors receive no stipend or attendance fees in their capacity as directors. All directors are entitled to be paid their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

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In accordance with the Stock Option Plan, the Compensation Committee may from time to time, in its exclusive discretion, authorize the granting of Options to any of the non-executive directors on such terms and conditions as the Compensation Committee determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Common Shares as the Compensation Committee determines to be in the best interests of the Company having regard to the Stock Option Plan, the Company’s capitalization and share price, the tax implications for the directors and such other factors as the Compensation Committee deems relevant in its determination. Any options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive any Options in their capacity as directors.

Equity Compensation Plan Information

The following table sets out the number of securities authorized for issuance under DHX’s equity compensation plans as of June 30, 2014.

Equity Compensation Plan Information(1)

Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))
Equity compensation plans approved by securityholders (2)	4,787,500	$2.14	5,992,331

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	4,787,500	$2.14	5,992,331

(1)	The formula for calculating the number of Common Shares available for issuance under the Stock Option Plan is described in more detail below.

(2)	Includes options subject to the approval of the Shareholders at the Meeting as described above.

Stock Option Plan

In 2006, Shareholders approved the adoption of the Stock Option Plan. In 2009, the TSX the Company’s Shareholder approved a resolution, to increase the number of Common Shares reserved for issuance under the Stock Option Plan to 9% of the total number of Common Shares of the Company issued and outstanding from time to time and certain additional amendments to the Stock Option Plan. Under the Stock Option Plan, options to purchase Common Shares (“Options”) may be granted to full-time employees, consultants or directors of DHX, its subsidiaries and their respective successors and assigns. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Common Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Common Shares on the applicable trading day. As of the date of this Circular, there are presently options to purchase 6,008,750 Common Shares issued and outstanding under the Stock Option Plan representing 5.01% of DHX’s issued and outstanding Common Shares. The maximum number of Common Shares issuable upon the exercise of Options shall not exceed such number which represents 9% of the issued and outstanding Common Shares of DHX from time to time. As a result, should DHX issue additional Common Shares in the future, the number of Common Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX is considered an “evergreen” plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants. In the event that the Common Shares are exchanged for Common Voting Shares and Variable Voting Shares as provided in proposal 1 above, under the terms of the Stock Option Plan, the shares subject to the Stock Option Plan and all options outstanding under the Stock Option Plan will automatically be adjusted to be Common Voting Shares or Variable Voting Shares, as applicable. The Board of Directors has approved the resulting effective amendment of the Stock Option Plan to replace references to Common Shares with Common Voting Shares or Variable Voting Shares, as applicable, if the Special Resolution is approved and the share reorganization completed. This amendment does not require Shareholder approval under the terms of the Stock Option Plan or the TSX Rules.

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The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX. Moreover, the number of securities issued to insiders of DHX within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Common Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an “Optionholder”) cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. “Blackout Period” means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX or ceases to be engaged by DHX, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX for cause or ceases to be engaged by DHX as a consultant for cause or breach of duty, or if a director is removed as a director of DHX by action of the Board or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Common Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Common Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Common Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Common Shares will not expire and DHX will issue to the estate of the deceased that number of Common Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX, be exercised by the deceased’s legal representatives with respect to up to that number of Options as DHX may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder’s legal representatives pursuant to a written notice given by them to DHX on or prior to the earlier of the 60th day following the giving of such notice by DHX and the expiry of the period during which the Option is exercisable.

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The following types of amendments to the Stock Option Plan require the approval of the Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Common Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; and (iv) any amendment to the Stock Option Plan which requires the approval of the Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies). Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship. DHX may, in its sole discretion, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Common Shares upon the exercise of the Options so granted and if such a loan is made by DHX, it shall be secured by the shares purchased with the proceeds of such loans. In the event of a corporate transaction the Board may accelerate the vesting of any Option and Options terminate immediately prior to the effective date of such corporate transaction. The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the “Employee Share Purchase Plan”). As of June 30, 2014 there were 395,979 Common Shares reserved for issuance under the Employee Share Purchase Plan.

Any designated person regularly employed by DHX or any of its subsidiaries is eligible to become a member of the Employee Share Purchase Plan upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX. The administrator of the plan is Computershare or such other person appointed by DHX to purchase, hold and distribute the Common Shares in accordance with the terms and provisions of the Employee Share Purchase Plan.

Pursuant to the Employee Share Purchase Plan, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX then remits the payroll deductions to the administrator who purchases Common Shares from the treasury of DHX at a purchase price equal to the 10 day volume weighted average price of the Common Shares traded on the TSX less 15%. Therefore, the purchase price of the Common Shares pursuant to the Employee Share Purchase Plan could be below the market price (as defined in the TSX Company Manual) of the Common Shares. The purchased Common Shares are credited to an account maintained for the member by DHX.

If a member of the Employee Share Purchase Plan terminates employment with DHX, retires from employment at DHX or otherwise elects to withdraw from participation in the Employee Share Purchase Plan, the member will have the choice to receive (i) the number of whole Common Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Common Shares credited to his or her account, less any brokerage fees as determined by the administrator of the Employee Share Purchase Plan. A member of the Employee Share Purchase Plan may elect, from time to time, to sell all or part of the Common Shares credited to the member’s account in accordance with DHX’s Insider Trading Policy by completing and filing with DHX a seven day prior notice on a form prescribed by DHX.

The Employee Share Purchase Plan may be terminated at any time by the Board, in which event each member of the Employee Share Purchase Plan shall receive, as soon as practicable following the effective date of termination of the Employee Share Purchase Plan, the number of whole Common Shares in his or her account and a cash payment for any fractional Common Shares held in his or her account.

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In the event that the Common Shares are subdivided, consolidated, converted or reclassified by DHX, or any action of a similar nature affecting the Common Shares is taken by DHX, the Common Shares held by the administrator of the Employee Share Purchase Plan for the benefit of the Employee Share Purchase Plan members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the Employee Share Purchase Plan and will receive the number of whole shares in his or her account and a cheque for fractional shares.

Employment Contracts

DHX has entered into employment agreements with each of Michael Donovan, Dana Landry, Michael Hirsh, Steven DeNure and Peter Byrne. DHX has also entered into an employment agreement with Keith Abriel who was recently appointed CFO of the Company.

The Agreement for Mr. Donovan for the most recently completed financial year provides for a salary of $425,000 and a discretionary bonus based on performance. The agreement provides that Mr. Donovan is entitled to (i) receive yearly bonus based upon his and DHX’s performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company. The agreement commenced on September 17, 2012 and the term is for a period of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. As noted above, Mr. Donovan was recently appointed Executive Chairman of the Company effective as of July 31, 2014. As of the date of this Circular there have been no changes to his employment contract.

The agreement for Mr. Landry for the most recently completed financial year commenced on September 1, 2012 and provides for a salary of $325,000 and a discretionary bonus based on DHX achieving its budgeted target established from time to time. DHX also agreed pursuant to such agreement to grant to Mr. Landry options to acquire an aggregate of 500,000 Common Shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. Landry achieve their targets. As noted above, Mr. Landry was recently appointed CEO of the Company on July 31, 2014. As of such date Mr. Landry entered into a new employment contract with the Company which provides for a salary of $475,000 along with a discretionary bonus in the event DHX achieves its budgeted targets established from time to time. Mr. Landry was also granted options to acquire an aggregate of 1,000,000 Common Shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. Landry achieve their targets (subject to the discretion of the Compensation Committee). The term of Mr. Landry’s new agreement is four years with automatic renewal for an additional term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term and includes the same termination and change of control provisions as his previous agreement which provisions are described in more detail below.

The Agreement for Michael Hirsh for the most recently completed financial year provides for a salary of $325,000 and a discretionary bonus based on performance. The agreement provides that Mr. Hirsh is entitled to (i) receive yearly bonus based upon his and DHX’s performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company. DHX also agreed to grant to Mr. Hirsh options to acquire an aggregate of 250,000 Common Shares, subject to customary vesting provisions. The agreement for Mr. Hirsh commenced on October 22, 2012 and is for a term of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. As noted above, Mr. Hirsh was recently appointed Vice-Chairman of the Company effective as of July 31, 2014. As of the date of this Circular there have been no changes to his employment contract.

The current agreement for Mr. DeNure provides for a salary of $325,000 and a bonus based on performance. The agreement provides that if DHX achieves its budgeted target established from time the time Mr. DeNure will earn a bonus of $40,000, of which a portion is discretionary and a portion is earned by achieving such target. In addition, Mr. DeNure can earn an additional bonus for exceeding his target, to a maximum of 100% of his base salary. As noted above DHX also agreed to grant to Mr. DeNure options to acquire an aggregate of 250,000 Common Shares, subject to customary vesting provisions in connection with the renewal of his employment agreement. Mr. DeNure’s renewed agreement commenced on May 19, 2014 and is for a term of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term.

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The current Agreement for Mr. Byrne provides for a salary of £200,000 and a bonus based on performance. The agreement provides for three different levels of bonus determined by the board of directors of his employer and calculable based on a percentage of Mr. Byrne’s base salary (50%, 75% and 100%), eligibility for which corresponds to targets specified in his employment agreement for each bonus level. As noted above, Mr. Byrne was paid a bonus of $138,982 on May 1, 2014 in accordance with his employment contract. Mr. Byrne’s agreement commenced on February 1, 2013 and may be terminated by either party with six months’ prior written notice.

For each of the employment agreements for the Named Executive Officers, if the employer exercises its right to terminate the agreement at the time of expiry of the term and provides written notice thereof, the employee will receive a lump sum severance payment equal to 12 months base salary (excluding Mr. Byrne’s agreement which may be terminated at any time with payment of a lump sum severance amount equal to 6 months base salary). If the employer terminates the employee’s employment without cause at any time during the applicable term, the employee is entitled to a lump sum severance payment of 18 months base salary, which cannot be set off against any monies claimed by the employer (excluding Mr. Byrne’s agreement which may be terminated at any time with payment of a lump sum severance amount equal to 6 months base salary). In addition, each of the agreements automatically terminates in the event of change in control of the Company and the termination or resignation of the Employee within six months of such change of control due to a material change in job responsibilities. In the event of such a change of control each employee will be paid a lump sum severance payment of 18 months base salary (except for Mr. Byrne’s agreement which lump sum severance payment is equal to 12 months base salary).

Mr. Abriel was appointed CFO of the Company effective as of July 31, 2014. Mr. Abriel’s employment contract provides for a salary of $270,000 and a discretionary bonus in the event that DHX achieves its budgeted target from time to time. Pursuant to his employment contract, DHX also granted Mr. Abriel options to acquire an aggregate of 175,000 Common Shares, subject to customary vesting provisions. Mr. Abriel’s agreement is for a term of four years and automatically renews for a term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. Mr. Abriel’s agreement includes the same termination and change of control provisions as the remainder of the Named Executive Officers (excluding Mr. Byrne) as described in more detail above.

Pursuant to all of the employment agreements, all intellectual property developed by the employee in the course of employment remains the exclusive property of the employer. Each of these employees has agreed not to hire or take away any employee of the employer during the term of employment and for a six-month period following termination. Each of the employees have agreed not to compete with the employer through involvement with entities engaged in film and television production primarily in Canada during their term of employment and for six months following termination which may waived by the employer.

Non-Disclosure Agreements

All senior executives and consultants of the Company, including its executive officers, have in connection with their employment with the Company entered into agreements with the Company requiring the non-disclosure of confidential information of the Company and the assignment, and confirmation of the Company’s ownership of all intellectual property rights created in the course of such employee’s employment or consultant’s involvement with the Company.

Insurance Coverage for the Company and Indemnification

The Company’s directors and officers are covered under a Directors & Officers Liability Insurance policy. As of June 30, 2014, the aggregate coverage amount applicable to those directors and officers insured under the policies will be $10,000,000 per occurrence and $10,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $25,000. The By-Laws also provide for indemnification of the directors and officers of the Company against liability and costs for any action against them in the execution of their duties of office, subject to certain conditions and limitations. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for the fiscal year ended June 30, 2014 was $32,820.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to DHX from any of DHX’s officers, directors, employees or former officers, directors and employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by DHX, except as follows:

As of July 31, 2014, Dana Landry had Common Share purchase loans outstanding to DHX of $56,078 for the purchase of 175,000 Common Shares. Mr. Landry’s loan bears interest of 2% per annum and is fully secured against the underlying shares.

The aggregate indebtedness of all directors, former directors and executive officers of DHX as at July 31, 2014 was:

Aggregate Indebtedness

Purpose	to DHX or its Subsidiaries	to Another Entity
Share Purchases	$56,078	N/A
Other Purposes	N/A	N/A

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, none of the persons who are or have been Directors or executive officers of DHX since July 1, 2013 or the associates or affiliates of those persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

GENERAL

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each Director, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting and to the auditors of DHX. Additional information regarding DHX may be found on SEDAR at www.sedar.com. Shareholders may contact DHX at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX’s financial statements and MD&A.

DATED as of the3rd day of September, 2014.

(signed) Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

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APPENDIX “A”

SPECIAL RESOLUTION

“IT IS RESOLVED, BY SPECIAL RESOLUTION:

THAT the provisions relating to the classes of shares that the Company is authorized to issue be, and they are, hereby amended, which changes will take effect as of the date appearing on the certificate of amendment to be issued by the Director under the Canada Business Corporations Act R.S.C. 1985, c. C-44 (the “CBCA”) after filing of the Articles of Amendment, by:

(a)	creating an unlimited number of a new class of shares entitled “Variable Voting Shares,” which will carry the rights, privileges, conditions and restrictions appearing in Appendix “A” to the Articles of Amendment submitted to the Shareholders for approval;

(b)	creating an unlimited number of a new class of shares entitled “Common Voting Shares,” which will carry the rights, privileges, conditions and restrictions appearing in Appendix “A” to the Articles of Amendment submitted to the Shareholders for approval;

(c)	creating an unlimited number of a new class of shares entitled “Non-Voting Shares,” which will carry the rights, privileges, conditions and restrictions appearing in Appendix “A” to the Articles of Amendment submitted to the Shareholders for approval;

(d)	cancelling the unissued Common Shares of the Company, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the purposes of exercising all rights of subscription, purchase or conversion relating to Common Shares which are hereby cancelled; and

(e)	replacing all reference to the Common Shares in the description of the rights, privileges, conditions and restrictions attaching to the Preferred Variable Voting Shares by the reference to Variable Voting Shares and Common Voting Shares;

THAT the Articles of Amendment submitted to the shareholders for approval be, and they are, hereby approved;

THAT each issued and outstanding Common Share of the share capital of the Company owned or controlled by a person who is not a “Canadian” within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time (the “Broadcasting Act”), as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment be, and it is, hereby converted into one Variable Voting Share, as created pursuant to the terms and conditions of said Articles of Amendment, and cancelled, and this as of the date of amendment appearing on the certificate of amendment to be issued by the Director under the CBCA following filing of the said Articles of Amendment;

THAT each issued and outstanding Common Share of the share capital of the Company owned or controlled by a person who is a Canadian within the meaning of the Broadcasting Act, as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment be, and it is, hereby converted into one Common Voting Share, as created pursuant to the terms and conditions of said Articles of Amendment, and cancelled, and this as of the date of amendment appearing on the certificate of amendment to be issued by the Director under the CBCA following filing of the said Articles of Amendment;

THAT the directors be, and they are, hereby authorized to revoke this resolution, in their entire discretion, at any time prior to filing of the Articles of Amendment without any further approval of the shareholders;

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THAT any director or officer of the Company be, and such director or officer is, hereby authorized to execute and deliver for and on behalf of the Company any document, act or other written instrument, including Articles of Amendment substantially similar in content and form to the draft Articles of Amendment approved by the shareholders in accordance herewith, and take any other action which, in his opinion, may be necessary or useful to give effect to this resolution and the matters contemplated herein.”

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APPENDIX “B”

FORM OF ARTICLES OF AMENDMENT

Industry Canada

Canada Business Corporations Act (CBCA)

FORM 4

ARTICLES OF AMENDMENT

(Sections 27 or 177)

1. Corporate name
DHX Media Ltd.
2. Corporation number
655881-0
3. The Articles are amended as follows:
A: The corporation changes its name to:
B: The corporation changes the province or territory in Canada where the registered office is situated to:
C: The corporation changes the minimum and/or maximum number of directors to:
D: Other changes:
To create an unlimited number of shares to be designated Variable Voting Shares, an unlimited number of shares to be designated Common Voting Shares and an unlimited number of shares to be designated Non-Voting Shares, by amending Schedule A of the Articles to add, after the reference to “an unlimited number of Preferred Variable Voting Shares”, the phrases “an unlimited number of Variable Voting Shares”, “an unlimited number Common Voting Shares” and “an unlimited number of Non-Voting Shares”, and to add at the end of Schedule A the rights, privileges, restrictions and conditions attached to Variable Voting Shares and Common Voting Shares as set out in Appendix “A” attached hereto, which forms an integral part of this form, and the rights, privileges, restrictions and conditions attached to the Non-Voting Shares as set out in Appendix “B” attached hereto, which forms an integral part of this form.

Each issued and outstanding Common Share owned or controlled by a person who is not a Canadian within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time, as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment is hereby converted into one Variable Voting Share and that Common Share is cancelled.

Each issued and outstanding Common Share owned or controlled by a person who is a Canadian within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time, as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment is hereby converted into one Common Voting Share and that Common Share is cancelled.

The unissued Common Shares of the Corporation are cancelled, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the exercise of all rights to subscribe, purchase or conversion relating to common shares which are hereby cancelled.

Any reference to Common Shares in the description of the rights, privileges, restrictions and conditions attached to the Preferred Variable Voting Shares shall be read as Variable Voting Shares and Common Voting Shares.

4. Declaration
I hereby certify that I am a director or an authorized officer of the corporation
Signature: ________________________________________
Print Name: _______________________________________ Telephone number: ___________

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Appendix “A”

1.	INTERPRETATION

1.1	Definitions

For purposes of this Appendix “A”, the following terms have the following meanings:

“Aggregate Votes” means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

“Broadcasting Act” means the Broadcasting Act, S.C. 1991, Ch. 11;

“Canadian” shall have the meaning set forth in the Broadcasting Act or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced, from time to time, including, without limitation, the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act;

“CBCA” means the Canada Business Corporations Act, R.S.C. (1985), c. C-44;

“CBCA Regulations” means any regulations promulgated from time to time under the CBCA;

“Common Voting Share” means the common voting shares of the share capital of the Corporation;

“corporation” includes a body corporate, partnership and unincorporated organization;

“Non-Voting Share” means the non-voting shares of the share capital of the Corporation;

“person” includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

“Transfer Agent” means the transfer agent and the registrar of the Common Voting Shares and Variable Voting Shares of the Corporation;

“Variable Voting Share” means the variable voting shares of the share capital of the Corporation; and

“Voting Share” means the Variable Voting Shares, the Common Voting Shares and the Preferred Variable Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2	Control

For purposes of this Appendix “A”,

1.2.1	a body corporate is controlled by a person if:

(i)	securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

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1.2.2           a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3	Undefined Terms

All terms used in this Appendix “A” that are not defined herein shall have the meanings ascribed thereto in the CBCA. Any provision of this Appendix “A” shall be read so as to be consistent with the CBCA.

2.	VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1	Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1           the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Voting Shares (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder); or

2.1.2           the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 33 1/3% (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any higher percentage would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder’s meeting, carry more than 33 1/3% (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that can be exercise at the meeting.

2.2	Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

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2.3	Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5	Conversion

2.5.1	Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i)	such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii)	the provisions contained in or mad under the Broadcasting Act relating to the ineligibility of non-Canadians to hold a license to operate a broadcasting undertaking are repealed and not superseded or replaced with other similar provisions.

2.5.2	Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

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No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror; or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Variable Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares if the offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(i)	the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(v)	an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3.	COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1	Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2	Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

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3.3	Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5	Conversion

3.5.1	Automatic

Subject to the foreign ownership restrictions of the Broadcasting Act, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2	Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 3.1, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

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If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror; or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Common Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares if the offeror is Canadian.

In the event that the offeror takes up and pays for the Variable Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(i)	the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii)	an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

4.	CONSTRAINTS ON OWNERSHIP OF SHARES

4.1	Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

4.2	Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

4.3	CBCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the CBCA or any other similar provision in the CBCA or CBCA Regulations, this Appendix “A” shall be read as if it included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the CBCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

4.4	Joint Ownership

For the purposes of this Appendix “A”, where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

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4.5	Exceptions

4.5.1      Nothing in this Appendix “A” shall be construed to apply in respect of Voting Shares of the Corporation that:

(i)	are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii)	are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

4.5.2     The constraints imposed pursuant to this section 4 do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

4.6	Powers of Directors

4.6.1      In the administration of this Appendix “A”, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the CBCA and the CBCA Regulations.

4.6.2     Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Appendix “A” or any breach or alleged breach of such provisions.

Appendix “B”

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1	Creation

1.1.1	Series

The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the Canada Business Corporations Act or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

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1.1.2	Amendment to Unissued Shares

Notwithstanding paragraph 1.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

1.1.3	Parity of Each Series

The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of all Non-Voting Shares.

1.2	Voting

Other than as expressly provided herein or under the Canada Business Corporations Act, the Non-Voting Shares shall have no voting rights at meetings of shareholders.

1.3	Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Non-Voting Shares, Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

1.4	Subdivision or Consolidation

No subdivision or consolidation of the Non-Voting Shares shall occur unless, simultaneously, the Non-Voting Shares, the Common Voting Shares and the Variable-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

1.5	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

1.6	Conversion

1.6.1	No Right of Conversion

Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

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1.6.2	Upon an Offer

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 1.2, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion of the Non-Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror; or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Non-Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

(i)	the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all of the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

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(ii)	an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Non-Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or Variable Voting Shares, as the case may be.

1.7	Amendments to Outstanding Non-Voting Shares

1.7.1      The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote for each Non-Voting Shares held.

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APPENDIX “C”

CBCA DISSENT RIGHTS

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

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(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

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Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

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(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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APPENDIX “D”

Resolution regarding By-law 2014-1

“BE IT RESOLVED BY ORDINARY RESOLUTION:

THAT By-law No. 2014-1 of the Company, being the by-law conferring powers on the Board of Directors to implement and apply constraints on the issue, transfer and ownership of voting shares of the Company’s share capital, as set out in Appendix “E” of this Circular, be and is hereby confirmed;

THAT By-law No. 2014-1, being the by-law conferring powers on the Board of Directors to implement and apply constraints on the issue, transfer and ownership of voting shares of the Company, come into force on the date of amendment on the Certificate of Amendment of the Articles of the Company to be issued by the Director pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44 after the filing of the Articles of Amendment; and

THAT any director or officer of the Company be and is hereby authorized to execute and deliver any agreement, instrument or document and to take any measure and do anything in the name of or on behalf of the Company that in his entire discretion is necessary or useful in order to give effect to this resolution.

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APPENDIX “E”

By-law No. 2014-1

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this by-law and in notices or other written communications pertaining hereto, unless otherwise dictated by the context, the following expressions have the meanings ascribed to them respectively herein below:

“Agent” means a Person appointed to act on behalf of another;

“Broadcasting Act” means the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made under such Act, as amended from time to time;

“Canada Evidence Act” means the Canada Evidence Act, R.S.C. (1985), c. C-5 and the regulations made under such Act, as amended from time to time;

“Canadian” means a Canadian within the meaning of the Broadcasting Act;

“CBCA” means the Canada Business Corporations Act R.S.C. 1985, c. C-44 and the regulations made under such Act, as amended from time to time;

“Corporation” means DHX Media Ltd.;

“Declaration” means a declaration within the meaning of subsection 2.3 of this by-law;

“Depository” means Caisse canadienne de dépôt de valeurs Limitée / Canadian Depository for Securities Limited or any other Person acting as an intermediary for the payment or delivery of securities in respect of securities transactions and providing centralized services for the compensation of securities transactions or providing centralized services as a depositary in respect of the compensation of securities transactions;

“Non-Canadian” means a Person who is not a Canadian;

“Participant” means a holder of Voting Shares or the Agent of such holder registered with the Depository;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

“Registration System” means the services offered by the Depository;

“Transfer Agent” means Computershare Trust Company of Canada or any other corporation designated by the Board of Directors to act as Transfer Agent of the Corporation; and

“Voting Share” means a share that carries voting rights under all circumstances or by reason of an event that has occurred and is continuing and includes a security convertible into such a share and an exercisable option or right to acquire such a share or convertible security.

1.2	Interpretation

Terms in this by-law not defined herein but defined in the CBCA have the meanings ascribed to them in the CBCA. Any definition in this by-law that could be interpreted in a manner that is inconsistent with the CBCA will be interpreted so as to be consistent therewith.

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2.	DECLARATIONS

2.1	Holder

The Board of Directors may require, at all times, that any holder of Voting Shares of its share capital, the Agent of such holder, a Participant in whose name the Voting Shares of the Corporation are registered or the Depository, must provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the CBCA and the Articles of the Corporation.

2.2	Transfer or issue of shares

The Board of Directors may require, prior to accepting any transfer of or subscription for Voting Shares of the Corporation’s share capital, that the prospective holder, the Agent of such holder, the Participant in whose name such Voting Shares are registered, or the Depository, provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the CBCA and the Articles of the Corporation.

2.3	Declaration and other information

In order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the CBCA and the Articles of the Corporation, the Board of Directors may, in its entire discretion:

2.3.1       require a Person in whose name Voting Shares of the Corporation are registered, the Agent of such Person, the Participant in whose name such shares are registered, or the Depository to provide a statutory Declaration under the Canada Evidence Act or otherwise concerning:

(i)	whether the shareholder is the beneficial owner of, or controls, Voting Shares of the Corporation or holds them for a beneficial owner;

(ii)	whether the shareholder is an associate of another shareholder;

(iii)	whether the shareholder or beneficial owner is a Canadian; and

(iv)	any further facts that the directors consider relevant;

2.3.2       require any Person seeking to have a transfer of a Voting Share registered in his name or to have a Voting Share issued to him to provide a Declaration similar to the Declaration a Person may be required to provide under paragraph 2.3.1; and

2.3.3       determine the circumstances in which any Declarations are required, their form and the times when they are to be provided.

2.4          Failure to provide a Declaration or any other information

When a Person, the Agent of such Person, the Participant in whose name the Voting Shares of the Corporation are registered, or the Depository are required to provide a Declaration or any other information required pursuant to this by-law and fail to comply with such obligation, the directors may take the following measures until such Person, the Agent of such Person, the Participant, or the Depository has provided the Declaration or the information concerned:

2.4.1       refuse to recognize all ownership rights attributable to the Voting Shares, including the voting rights attached to such Voting Shares, to register a transfer of a Voting Share in his name or, as the case may be in the name of the Person for whom the Participant or the Agent is acting or to issue a Voting Share to such Person or the Person for whom the Agent or the Participant is acting;

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2.4.2       where the Voting Shares concerned are registered with the Depositary, regardless of whether the failure is attributable to the Depositary or the Participant, order the Depository to exclude the Voting Shares of the Participant from the Registration System and to refuse any new request by the Participant for registration in the Registration System; or

2.4.3       take any other measure deemed necessary in order to give effect to the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the CBCA and the Articles of the Corporation.

3.	ADDITIONAL POWERS

The Board of Directors may, when it deems it appropriate in order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the CBCA, the Articles of the Corporation and this by-law:

3.1.1       name and sign any contract with third Persons, and particularly with the Transfer Agent and Depository, namely in order to assist in obtaining and following-up on the Declarations and various information it requires as well as in applying the sanctions related to a Person’s failure to comply with the CBCA, the Articles of the Corporation, or this by-law, as the case may be; and

3.1.2       implement all control mechanisms and adopt all the procedures it may require from time to time, and in particular; (i) implement and adopt certificates of control of the Canadian or Non-Canadian status of the holders of Voting Shares of the Corporation’s capital; and (ii) implement any specific compensation procedure in respect of the Voting Shares held by Canadians or Non-Canadians and subject to the Registration System.

4.	SHARE CERTIFICATES

The Board of Directors is authorized to adopt and make, from time to time, all the amendments to the Corporation’s share certificate forms required to give effect to the provisions concerning the restrictions on the issue, transfer and ownership of Voting Shares of the Corporation set out in the Articles of the Corporation.

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APPENDIX “F”

DHX MEDIA LIMITED

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

1.1                       This Stock Option Plan has been established by the Company to provide long-term incentives to attract, motivate and retain certain key employees, directors and officers of, and consultants providing services to, the Company.

2.	DEFINITIONS

2.1                       In this Plan, the following terms have the following meanings:

“Associate” has the meaning ascribed to that term in the Securities Act (Nova Scotia);

“Board” means the board of directors of the Company;

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Nova Scotia;

“Company” means DHX Media Ltd., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or the Committee that has been designated for that purpose by the Company;

“Committee” means a committee, if any, created by the Board to administer the Plan pursuant to the provisions contained herein;

“Consultant” means a person providing on-going services to the Company excluding, for greater certainty, a director of the Company;

“Corporate Transaction” means a merger, amalgamation or plan of arrangement involving the Company, acquisition or take-over bid of the Company, or similar transaction, in each case resulting in a Change of Control (as defined below), or sale of all or substantially all of the assets of the Company. A “Change of Control” shall occur in the event of either (A) an acquisition of voting securities of the Company to which are attached in excess of 50% of the votes attaching to all outstanding voting securities of the Company or (B) if the Company is not the surviving corporation following completion of a Corporate Transaction, a transaction whereby the shareholders of the Company immediately before the transaction hold less than 50% of the shares of the surviving corporate entity or purchaser;

“Date of Grant” of an Option means the date the Option is granted to a Participant under the Plan;

“Designated Number” has the meaning ascribed to it in Subsection 3.2(a) hereof;

“Designated Percentage” has the meaning ascribed to it in Subsection 3.2(c) hereof;

“Earliest Exercise Date” has the meaning ascribed to it in Subsection 3.2(d) hereof;

“Effective Date” means the 22 day of March 2006, when this Plan was approved by the Board;

“Eligible Person” has the meaning ascribed to it in Section 3.1 hereof;

“Exercise Notice” has the meaning ascribed to it in Subsection 3.5(a) hereof;

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“Exercise Notice Deadline” means the earlier of (i) 5:00 p.m. (Halifax time) on the date which is the 180th day following the date of the death of the Participant and (ii) the Expiry Time;

“Expiry Time” means, in relation to an Option, 5:00 p.m. (Halifax time) on the Latest Exercise Date;

“Insider” means:

(i)	an insider as defined in the Securities Act (Nova Scotia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an Associate of any person who is an insider by virtue of (i), above;

“ISO” has the meaning ascribed to it in Section 9.1 hereof;

“Latest Exercise Date” has the meaning ascribed to it in Subsection 3.2(e) hereof;

“Market Price” on any date means, in respect of the Shares, the closing price of the Shares on the trading day immediately preceding such date on the quotation system or stock exchange on which the greatest volume of trading of Shares has occurred on that trading day;

“Option” means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

“Option Price” has the meaning ascribed to it in Subsection 3.2(b) hereof;

“Option Year” in respect of an Option means the year commencing on the Earliest Exercise Date of the Option or on any anniversary of such date, and ending prior to or on the Latest Exercise Date;

“Outstanding Issue” means the aggregate number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares which have been issued pursuant to Share Compensation Arrangements within the preceding one year period;

“Participant” means an Eligible Person who has agreed to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Person;

“Plan” means this Stock Option Plan, as amended and restated from time to time;

“Shares” means common shares of the Company, and include any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

“Share Compensation Arrangement” means the Plan, an employee stock purchase plan or any other compensation or incentive plan involving the issuance or potential issuance of Shares to Participants, including a purchase of Shares from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Unexercisable Shares” has the meaning ascribed to it in Subsection 3.5(b) hereof;

“US Optionee” has the meaning ascribed to it in Section 9.1 hereof; and

“Vesting Date” has the meaning ascribed to it in Subsection 3.2(c) hereof.

2.2                       In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

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3.	GRANT OF OPTIONS AND TERMS

3.1                       The Company may, from time to time, designate any persons, including one or more directors of the Company, bona fide full-time employees of the Company or Consultants, as “Eligible Persons” for the purposes of the Plan. If an Eligible Person executes and delivers to the Company a letter agreement as set out in Schedule “A” and thereby agrees to participate in the Plan on the terms and conditions specified by the Company, he or she shall become a Participant in the Plan.

3.2                       The Company may, from time to time, grant an Option to a Participant to acquire Shares in accordance with the Plan. In granting such Option, subject to the provisions hereof, the Company shall designate,

(a)	the maximum number (the “Designated Number”) of Shares which the Participant may purchase under the Option;

(b)	the price (the “Option Price”) per Share at which the Participant may purchase his or her Shares under the Option, which price shall be determined by the Company in accordance with Section 3.3 hereof;

(c)	a percentage of the Designated Number (the “Designated Percentage”), determined in accordance with Section 3.4 hereof, representing the maximum number of Shares that may be purchased by a Participant pursuant to the exercise of that Option in each year during the term of such Option, and the date after which such Shares may be purchased (the “Vesting Date”); provided that if a Participant exercises an Option and purchases fewer Shares than the Designated Percentage in any year during the term of the Option, any remaining portion of the Designated Percentage of Shares shall be available for purchase at any time subsequent to the Vesting Date for such Option and prior to the Expiry Time, in addition to Shares otherwise becoming available to the Participant for purchase after any subsequent Vesting Date.

(d)	the earliest date (the “Earliest Exercise Date”) on which the Option may be exercised, which may be the Date of Grant;

(e)	the latest date (the “Latest Exercise Date”) on which the Option may be exercised, which shall be no later than seven (7) years after the Date of Grant; and

(f)	with respect to Options granted pursuant to Section 9 hereof, whether the Option is intended to constitute an ISO.

3.3                       The Option Price in respect of an Option shall be determined by the Company, but shall be not less than the Market Price of the Company’s Shares on the Date of Grant of the Option provided that if the Shares are not then traded on a stock exchange or on a quotation system, the Option Price shall be the fair market value of the Shares as determined in good faith by the Board.

3.4                       The Designated Percentage in respect of an Option shall be determined by the Company in its sole discretion, however, if the Company does not specify otherwise, then the Designated Percentage shall be twenty-five percent (25%).

3.5                       If a Participant should die and the circumstances specified in Section 3.6 had not occurred in relation to such Participant and such Participant, at the time of his or her death, held an Option(s) in respect of which the Expiry Time had not then occurred:

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(a)	in the case of each Option so held by the deceased Participant which had vested and was exercisable with respect to some or all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant, the legal representatives of the deceased Participant shall be entitled to send a notice in writing (an “Exercise Notice”) to the Company advising that they wish to exercise such Option which notice, to be effective, must be actually received by the Company by no later than the Exercise Notice Deadline and must specify the number of Shares in respect of which such Option is wished to be exercised (provided that such exercise can only be in respect of up to that number of Shares that the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof). In the event that:

(i)	an effective Exercise Notice is actually received by the Company by no later than the Exercise Notice Deadline, then the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the Exercise Notice (provided that the maximum number of Shares which can be issued shall not exceed that number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof), which issuance shall occur as soon as practicable thereafter. If the Exercise Notice so received is in respect of less than the maximum number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised; and

(ii)	an effective Exercise Notice is not actually received by the Company by the Exercise Notice Deadline, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised;

(b)	in the case of each Option so held by the deceased Participant which:

(i)	was not vested and was not exercisable with respect to all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant; and/or

(ii)	was not exercised on or prior to the Exercise Notice Deadline with respect to all of the Shares in respect of which it could have been exercised as at the date of the death of the deceased Participant,

(the Shares in respect of which such Option was then not exercisable or exercised being collectively referred to in this Subsection 3.5(b) as the “Unexercisable Shares”) such Option may, with the prior written consent of the Company (which consent may be given or withheld by the Company in its sole and arbitrary discretion), be exercised by the deceased Participant’s legal representatives with respect to up to that number of the Unexercisable Shares as the Company may, in its sole and arbitrary discretion, designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the deceased Participant, provided that any such exercise is made by the deceased Participant’s legal representatives pursuant to a written notice of exercise given by them to the Company on or prior to the earlier of 5:00 p.m. (Halifax time) on the date which is the 60th day following the giving of such notice by the Company and the Expiry Time and, if such a notice of exercise is given by the legal representatives of the deceased Participant, the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the notice of exercise, which issuance shall occur as soon as practicable thereafter.

3.6	(a)	Except as otherwise provided in subsection 3.6(b) or in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	resigns or is removed or discharged as, or otherwise ceases to be, an employee or director or officer of the Company; or

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(ii)	was engaged as a Consultant and is not an employee or director or officer of the Company, and such Participant resigns from such engagement, the engagement is terminated or otherwise ceases to be so engaged, immediately after the earlier of 5:00 p.m. (Halifax time) on the 90th day following the date of the occurrence of any such resignation, discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement for any further act or formality including, without limitation, the giving of any notices) and the Expiry Time each and every Option granted to such Participant under the Plan, which has not been exercised by said time shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to the Shares in respect of such Option, regardless of whether or not such Option had vested with respect to such Shares.

(b)	Except as otherwise provided in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	is discharged or terminated as an employee or officer of the Company for cause; or

(ii)	is removed as a director of the Company by action of the Board or the shareholders of the Company; or

(iii)	was engaged as a Consultant and is not an employee or officer of the Company, and the engagement is terminated by the Company for cause or breach of duty,

immediately upon the occurrence of any such discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement of any further act or formality including, without limitation, the giving of any notices) each and every Option granted to such Participant under the Plan, which had not been exercised prior to such occurrence, shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to Shares in respect of such Options, regardless of whether or not such Option had vested with respect to such Shares.

For greater certainty, the Company shall in its sole and absolute discretion determine whether “cause” or a “breach of duty” exists with respect to a discharge or termination.

3.7                    Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect the employment or engagement of any Eligible Person with the Company.

3.8                    The Company shall in its sole discretion, subject only to the terms of this Plan, determine the terms of all Options.

4.                      EXERCISE OF PARTICIPANTS’ OPTIONS

4.1                    Subject to earlier termination as provided for in Sections 3.5, 3.6 and 6.3, a Participant’s Option shall terminate and may not be exercised after the Latest Exercise Date. Except that if a Participant cannot exercise an option because the end of the option period falls during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Participant, the expiry date will be 10 business days after that Blackout Period ends. “Blackout Period” means the period during which the relevant Participant of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

4.2                    Other than as provided for in Sections 3.5, 3.6 and 6.3, the exercise of an Option under the Plan shall be made by submitting to the Company a notice substantially similar to that attached as Schedule “B”, specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by a certified cheque or other means of cash payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Shares. As of the day the Company receives such notice and such payment, the Participant (or the person claiming through him or her, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised.

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4.3                    Upon the exercise of any Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, prior to the issuance of the Shares.

4.4                    Upon the disposition of any Shares acquired through the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, as a condition to the registration of the transfer of such Shares on its books. Whenever payments are to be made under the Plan to the Company in cash or by certified cheque, such payments shall be net of any amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements.

5.	MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

5.1                     The maximum number of Shares issuable upon the exercise of Options shall not exceed such number which represents 9% of the issued and outstanding Shares of the Company from time to time. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under this Plan will increase accordingly. This Plan of the Company is considered as an “evergreen” plan, since the Shares covered by Options which have been exercised shall be available for subsequent grants under this Plan.

5.2                      The Plan together with all of the Company’s other share compensation arrangements (including without limitation the Company’s Share Purchase Plan) shall not result in any time in:

(a)	The number of securities issuable to insiders, at any time, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company; and

(b)	The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company.

5.3                    If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan, provided that any such termination or cancellation of Options shall be conducted in accordance with the applicable rules of any stock exchange upon which the Shares of the Company are listed.

6.	ANTI-DILUTION AND CHANGE OF CONTROL PROVISIONS

6.1                     Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment shall be made to any Options then outstanding and in the Option Price in respect of such Options. Such adjustment shall be made by the Board and, subject to applicable law, shall be conclusive and binding for all purposes of the Plan.

6.2                    The Company shall not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Share that would, except for the provisions of this Section 6.2, be deliverable upon the exercise of any Option shall be cancelled and not be deliverable by the Company.

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6.3                    In the event of a Corporate Transaction, each Option will terminate immediately prior to the specified effective date of the Corporate Transaction, unless the Option is assumed by the successor corporation or parent thereof in connection with the Corporate Transaction. Upon Board approval of a Corporate Transaction, the Company many give notice to each Participant which will require the Participant to deal with his Shares acquired through the exercise of his Options in the manner directed by the Company in the notice to ensure the Participant’s participation in the Corporate Transaction. The Board or the Committee, as the case may be, may, in its sole discretion and subject to such conditions as the Board or Committee considers appropriate, at any time after the grant of an Option, determine the acceleration, if any, of the vesting provisions for any option in the event of a Corporate Transaction.

7.	LOANS OR GUARANTEES FOR LOANS TO PARTICIPANTS

7.1                     Subject to applicable law and under the applicable rules of any stock exchange upon which the shares of the Company are listed, the Company may, at any time, in its sole discretion, arrange for the Company to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted and to pay any tax exigible upon exercise of the Options. Such loans shall bear interest at such rates, if any, and be on such other terms as may be determined by the Company, provided however, that the repayment of such loans shall in each case be secured by the Shares purchased with the proceeds of such loans and shall not exceed the term of the Option and the Company shall, in its sole discretion, determine the procedures, documents and other steps necessary or desirable to secure the repayment of such loans with such Shares.

8.	ACCOUNTS AND STATEMENTS

8.1                    The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Number, the Option Price of each Option, the Vesting Date or Dates, the Latest Exercise Date or Dates, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is provided to the Company within thirty (30) days after such statement is given to the Participant.

9.	OPTIONS GRANTED TO US RESIDENTS OR CITIZENS

9.1                    Any Option granted under this Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Optionee”) may be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), but only if so designated by the Company in the agreement evidencing such Option. No provision of this Plan, as it may be applied to a US Optionee, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of Options to US Optionees which are not ISO’s may be granted pursuant to Section 3 hereof. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISO’s granted to each US Optionee:

(a)	ISO’s shall only be granted to US Optionees who are, at the time of grant, officers or key employees;

(b)	the aggregate fair market value (determined as of the time an ISO is granted) of the Shares subject to ISO’s exercisable for the first time by a US Optionee during any calendar year under this Plan and all other Stock Option Plans, within the meaning of Section 422 of the Code, of the Company shall not exceed One Hundred Thousand Dollars in US funds (US $100,000); provided that options for Shares which exceed such aggregate fair market value shall not be void, but shall instead be options which are granted under Section 3 hereof and are not ISOs;

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(c)	the Option Price for Shares under each ISO granted to a US Optionee pursuant to this Plan shall be not less than the fair market value of such Shares at the time the Option is granted, as determined in good faith by the Board at such time;

(d)	if any US Optionee to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:

(i)	the Option Price (per Share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Share at the time of grant; and

(ii)	for the purposes of this Section 9 only, the option exercise period shall not exceed five (5) years from the Date of Grant;

(e)	no Option may be granted hereunder to a US Optionee following the expiration of ten (10) years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier; and

(f)	no Option granted to a US Optionee under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Company.

10.	NOTICES

10.1                  Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Company’s records.

10.2                  Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Company at the following address:

DHX Media Ltd.

1478 Queen St.

Halifax, Nova Scotia B3J 2H7

Canada

Attention: Chief Financial Officer

10.3                  Any payment, notice, statement, certificate or other instrument referred to in Sections 8.1 or 10.2 hereof, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

11.	GENERAL

11.1                  The Board reserves the right at any time and from time to time, subject to any regulatory or stock exchange approval that may be required, to amend the Plan in whole or in part, without prior notice to or approval by the shareholders. Examples of circumstances where the Board of Directors may make amendments without shareholder approval include, without limitation, amendments that would:

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(c)	make housekeeping or clerical changes;

(d)	clarify any provision in the plan;

(e)	amend the Plan or Options under the Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship;

(f)	ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange;

(g)	change the class of Participants eligible to participate in the plan;

(h)	advancing the date on which any Option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 7 years from the date the option is granted;

Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(i)	any amendment to the provisions of this Section 11.1;

(j)	any increase in the maximum number of Shares issuable under the Plan;

(k)	any change in the exercise price and term of Options held by insiders.

11.2                  Notwithstanding section 11.1, the Company is prohibited from repricing any Option granted under the Plan.

11.3                  The Company shall have the power to make such rules and regulations for the administration of this Plan, and to interpret the provisions hereof and of such rules and regulations, as it shall in its sole discretion determine to be appropriate.

11.4                  The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

11.5                   The Board or Committee may from time to time delegate all or any of its powers under the Plan to one or more directors or officers of the Company who shall thereupon exercise such of the powers herein given to the Board or the Committee as may be delegated by it in accordance with any express directions of the Board or Committee from time to time.

11.6                  The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Option shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him or her, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Participant in accordance with the terms hereof.

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11.7                  The Company’s obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any stock exchange on which any of the Shares of the Company may be listed. As a condition of participating in the Plan, each Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

11.8                   No Participant shall have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

11.9                   No Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate that Participant’s employment at any time. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

11.10                 The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan, and (ii) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Options to expire and the impact upon the time or times such Options shall become exercisable).

11.11                This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein.

11.12                 This Plan is hereby instituted and in effect as of the Effective Date.

***

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SCHEDULE “A”

[LETTERHEAD OF DHX MEDIA LTD.]

TO:	[Name of Eligible Person]

You have been designated as an Eligible Person under the Stock Option Plan of DHX Media Ltd. (the “Plan”), and assuming that you become a Participant in the Plan by signing this letter, the details of the non-assignable Option which has been granted to you under the Plan are as follows:

(a)	Date of Grant:

(b)	Designated Number (maximum number of shares which you may purchase under this Option):

(c)	Option Price (price per share):

(d)	Earliest Exercise Date:

(e)	Latest Exercise Date:

(f)	Vesting Date and Designated Percentage (% of Designated Number you may purchase each year after the applicable Vesting Date):

Vesting Date	Designated Percentage

If you agree to participate in the Plan and comply with its terms and conditions, please sign one copy of this letter and return it ___________ to by ___________.

DHX MEDIA LTD.

By:

I have read the DHX Media Ltd. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions:

(Signature)

(Date)

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SCHEDULE “B”

DHX MEDIA LTD.

STOCK OPTION PLAN

NOTICE OF INTENT TO EXERCISE OPTION

I, ________________, hereby exercise my option to purchase _________ Common Shares of DHX Media Ltd. (the “Company”) at a purchase price of $_____________ per Common Share.

This Notice is delivered in respect of the option to purchase __________ Common Shares of the Company which was granted to me on the _____day of __________, 20__ .

In connection with the foregoing, I enclose a certified cheque or other means of cash payment payable to the Company in the amount of $______________ in full payment for the Common Shares to be received by me upon receipt by the Company of this Notice and such payment.

Date	Signature

APPENDIX “G”

RESOLUTION APPROVING UNALLOCATED OPTIONS, RIGHTS AND OTHER ENTITLEMENTS

WHEREAS:

1.          the Board of Directors of the Company adopted 2006 a Stock Option Plan (the “Stock Option Plan”), and amended the Stock Option Plan in 2009 so that the Stock Option Plan does not have a fixed maximum number of common shares issuable;

2.          the shareholders of the Company approved the amendment to the Stock Option Plan, by a majority of votes cast, on February 13, 2009;

3.          the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED THAT:

1.          all unallocated options under the Stock Option Plan be and are hereby approved; and

2.          the Company have the ability to continue granting options under the Stock Option Plan until September 30, 2017, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

3.          any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

APPENDIX “H”

RESOLUTION PRIOR OPTION GRANTS

WHEREAS:

1.          the Board of Directors of the Company adopted 2006 a Stock Option Plan (the “Stock Option Plan”), and amended the Stock Option Plan in 2009 so that the Stock Option Plan does not have a fixed maximum number of common shares issuable;

2.          the shareholders of the Company last approved unallocated options, rights or other entitlements under the Stock Option Plan, by a majority of votes cast, on February 13, 2009;

3.          the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

4.          between February 13, 2012 and September 3, 2014, the board of directors granted, subject to the approval of the TSX and Shareholders of the Company, Options exercisable to acquire 5,310,000 Common Shares to certain employees, officers, directors and consultants of the Company (the “Prior Grants”), of which 365,000 have been exercised prior to the date of the Circular (the “Prior Exercises”), all as more specifically detailed in the Circular.

BE IT RESOLVED THAT:

1.          the Prior Grants be and are hereby approved, ratified and confirmed;

2.          the Prior Exercises be and are hereby approved, ratified and confirmed; and

3.          any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.